EXHIBIT 4.5
DESCRIPTION OF HSBC USA INC.'S
ZERO COUPON CALLABLE ACCRETING NOTES DUE JANUARY 15, 2043 AND
ZERO COUPON CALLABLE ACCRETING NOTES DUE JANUARY 29, 2043

The following summary of HSBC USA Inc.’s above-referenced debt securities is based on and qualified by the Indenture, dated as of March 31, 2009, between HSBC USA and Wells Fargo Bank, National Association, as Trustee (the “Indenture”), and the zero coupon Notes due January 15, 2043 (the “January 15 Notes”) and January 29, 2043 (the “January 29 Notes” and, together with the January 15 Notes, the “Notes”). For a complete description of the terms and provisions of the Notes, refer to the senior debt indenture, dated as of March 31, 2009, by and between HSBC USA and Wells Fargo Bank, National Association, as trustee, which is filed as an exhibit to this Annual Report on Form 10-K and to the forms of the January 15 Notes and January 29 Notes, which are filed as exhibits to the Forms 8-A filed by us with the Securities and Exchange Commission (the “SEC”) on January 9, 2013 and on January 25, 2013, respectively. Throughout this exhibit, references to “we,” “our,” “us” and “HSBC USA” refer to HSBC USA Inc., references to the “prospectus” refer to the prospectus filed by us with the SEC on March 22, 2012 and references to the “prospectus supplement” refer to the prospectus supplement filed by us with the SEC on March 22, 2012.

KEY TERMS OF NOTES

The January 15 Notes
The following key terms relate to the January 15 Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$100,000,000
Amount Outstanding:	$100,000,000
Minimum Denomination:	$1,000
Pricing Date:	January 8, 2013
Original Issue Date:	January 15, 2013
Maturity Date:	January 15, 2043, or if such day is not a Business Day, the next succeeding Business Day.
Payment at Maturity:	If the Notes have not been called by us, as described below, on the Maturity Date, we will pay $3,887.65 per $1,000 Principal Amount of the Notes.
Optional Redemption Dates:	The Notes are callable in whole but not in part on each Optional Redemption Date, upon at least five Business Days’ prior written notice, at the Redemption Price set forth below:
	Optional Redemption Date	Expected Redemption Price (per $1,000 in Principal Amount)
	January 15, 2014	$1,046.30
	January 15, 2019	$1,312.01
	January 15, 2024	$1,645.20
	January 15, 2029	$2,063.00
	January 15, 2034	$2,586.91
	January 15, 2039	$3,243.86
	January 15, 2043 (Maturity Date)	$3,887.65

Interest Payments:	None
Annual Yield:
4.63% per year compounded annually, calculated from the Original Issue Date to the Maturity Date or Optional Redemption Date.  If the applicable Optional Redemption Date or the Maturity Date is not a Business Day, payment of the Redemption Price shall be made on the next succeeding Business Day and no additional payment will be made as a result of the postponement.

Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
CUSIP/ISIN:	40432X5T4/US40432X5T44
Form of Notes:	Book-Entry, through Euroclear (as defined below) or Clearstream Luxembourg (as defined below) as participants in The Depository Trust Company.
Listing:	The Notes have been approved for listing on the NYSE under the symbol “HBA/43”.

The January 29 Notes
The following key terms relate to the January 29 Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$50,000,000
Amount Outstanding:	$50,000,000
Minimum Denomination:	$1,000
Pricing Date:	January 22, 2013
Original Issue Date:	January 29, 2013
Maturity Date:	January 29, 2043, or if such day is not a Business Day, the next succeeding Business Day.
Payment at Maturity:	If the Notes have not been called by us, as described below, on the Maturity Date, we will pay $3,966.44 per $1,000 Principal Amount of the Notes.
Optional Redemption Dates:	The Notes are callable in whole but not in part on each Optional Redemption Date, upon at least five Business Days’ prior written notice, at the Redemption Price set forth below:
	Optional Redemption Date	Expected Redemption Price (per $1,000 in Principal Amount)
	January 29, 2014	$1,047.00
	January 29, 2019	$1,317.29
	January 29, 2024	$1,657.35
	January 29, 2029	$2,085.20
	January 29, 2034	$2,623.50
	January 29, 2039	$3,300.76
	January 29, 2043 (Maturity Date)	$3,966.44
Interest Payments:	None
Annual Yield:
4.7% per year compounded annually, calculated from the Original Issue Date to the Maturity Date or Optional Redemption Date.  If the applicable Optional Redemption Date or the Maturity Date is not a Business Day, payment of the Redemption Price shall be made on the next succeeding Business Day and no additional payment will be made as a result of the postponement.

Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
CUSIP/ISIN:	40432X7E5/US40432X7E56
Form of Notes:	Book-Entry, through Euroclear or Clearstream Luxembourg as participants in The Depository Trust Company.
Listing:	The Notes have been approved for listing on the NYSE under the symbol “HBA/43A”.

DESCRIPTION OF NOTES
The Notes constitute direct unsecured obligations of HSBC USA and rank on a parity with all of the other unsecured and unsubordinated indebtedness of HSBC USA, present and future, except such obligations as are preferred by operation of law. The Notes were issued under a senior debt indenture, dated as of March 31, 2009 (the “Senior Indenture”), by and between HSBC USA and Wells Fargo Bank, National Association, as trustee (the “trustee”).
            The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. The Senior Indenture and the Notes do not limit the aggregate principal amount of Debt Securities (as defined in the Senior Indenture) that we may issue.
Denominations
          The Notes were issued in minimum denominations of $1,000, increased in multiples of $1,000; provided, however, that any purchaser of Notes domiciled in a member state of the European Union is required either to be a qualified investor for purposes of the Prospectus Directive or to purchase and, while holding any such Notes, hold no less than $200,000 of such Notes.
Definitions
            We have defined some of the terms that we use frequently in this exhibit below:
            A “business day” means any day, other than a Saturday or Sunday, (i) that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close (a) for all Notes, in the City of New York or (b) for Notes denominated in a specified currency other than U.S. dollars or euro, in the principal financial center of the country of the specified currency.
            “Clearstream, Luxembourg” means Clearstream Banking, société anonyme.
            “Depositary” means The Depository Trust Company, New York, New York.
            “Euroclear” means Euroclear Bank S.A./N.V., as operator of the Euroclear System.
            An “interest payment date” for any note means a date on which, under the terms of that note, regularly scheduled interest is payable.
            The “record date” for any interest payment date is the date 15 calendar days prior to that interest payment date, whether or not that date is a business day, unless another date is specified in the applicable pricing supplement.
            References in this exhibit to “U.S. dollar,” or “U.S.$” or “$” are to the currency of the United States of America.
Forms of Notes
            We offered the Notes only in fully registered form as book-entry notes. References to “holders” mean those who own Notes registered in their own names, on the books that we or the trustee maintain for this purpose, but not those who own beneficial interests in Notes registered in street name or in Notes issued in book-entry form through one or more depositaries.

            Book-Entry Notes.    We issued one or more global note certificates representing the entire issue of Notes. Except as set forth in the prospectus under “Book-Entry Procedures,” purchasers of the Notes may not exchange book-entry Notes or interests in book-entry Notes for certificated Notes.
            Each global note certificate representing book-entry Notes was deposited with, or on behalf of, the Depositary and registered in the name of the Depositary or nominee of the Depositary. These certificates name the Depositary or its nominee as the owner of the Notes. The Depositary maintains a computerized system that reflects the interests held by its participants in the global Notes. An investor's beneficial interest is reflected in the records of the Depositary's direct or indirect participants through an account maintained by the investor with its broker/dealer, bank, trust company or other representative. A further description of the Depositary's procedures for global Notes representing book-entry Notes is set forth in the prospectus under “Book-Entry Procedures.”
Interest and Principal Payments
            Payments, Exchanges and Transfers.    Holders may present Notes for payment, register the transfer of the Notes and exchange the Notes at the corporate offices of HSBC Bank USA, N.A., as our current agent for payment, transfer and exchange of the Notes pursuant to a Paying Agent and Securities Registrar Agreement, dated June 1, 2009, between us and HSBC Bank USA, N.A. We refer to HSBC Bank USA, N.A., acting in this capacity, as the paying agent. However, beneficial owners of Notes represented by global Notes may transfer and exchange their Notes only in the manner and to the extent set forth under “Book-Entry Procedures” in the prospectus.
            We are not required to:

•
register the transfer or exchange of any Note if the holder has exercised the holder's right, if any, to require us to repurchase the Note, in whole or in part, except the portion of the Note not required to be repurchased;

•	register the transfer or exchange of Notes to be redeemed for a period of 15 calendar days preceding the mailing of the relevant notice of redemption; or

•	register the transfer or exchange of any registered Note selected for redemption in whole or in part, except the unredeemed or unpaid portion of that registered Note being redeemed in part.
            No service charge will be made for any registration or transfer or exchange of Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the registration of transfer or exchange of Notes.
            Book-Entry Notes.    The paying agent makes payments to the account of the Depositary or its nominee, as holder of book-entry Notes, by wire transfer of immediately available funds. We understand that the Depositary, upon receipt of any payment, immediately credits its participants' accounts in amounts proportionate to their respective beneficial interests in the book-entry Notes as shown on the records of the Depositary. We also understand that payments by the Depositary's participants to owners of beneficial interests in the book-entry Notes are governed by standing customer instructions and customary practices and are the responsibility of those participants.
Redemptions and Repurchases of Notes
            Optional Redemption.    The terms of our option to redeem the Notes are described above. The Notes are callable in whole but not in part on each Optional Redemption Date, upon at least five Business Days' prior written notice. The Notes are not subject to any sinking fund.
            Open Market Purchases.    We may purchase notes at any price in the open market or otherwise. Notes so purchased by us may, at our discretion, be held or resold or surrendered to the relevant trustee for cancellation.

Consolidation, Merger and Sale of Assets
            Under the Senior Indenture, we may consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any person without the consent of the holders of any of the Notes, provided that:

(a)	the successor is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia;

(b)
the successor corporation expressly assumes, by an indenture supplemental to the Senior Indenture, our obligation for the due and punctual payment of the principal of and premium, if any, and interest, if any, on all of the Debt Securities under the Senior Indenture and the performance of every covenant of the Senior Indenture on our part to be performed or observed;

(c)
after giving effect to the transaction, no Event of Default under the Senior Indenture, and no event that, after notice or lapse of time, or both, would become an Event of Default, as the case may be, shall have happened and be continuing; and

(d) certain other conditions are met.
Modification and Waiver
            The Senior Indenture provides that we and the trustee may modify or amend the Senior Indenture with the consent of the holders of 66 2/3% in principal amount of the outstanding Notes of each series affected by a particular modification or amendment; provided, however, that any modification or amendment may not, without the consent of the holder of each outstanding Note affected thereby:

(a)	change the stated maturity of the principal of, or any installment of principal of or interest on, any Note;

(b)	reduce the principal amount of, or rate or amount of interest, if any, on, or any premium payable upon the redemption of any Note;

(c)	reduce the amount of principal of any discount security that would be due and payable upon a declaration of acceleration of the maturity thereof or the amount provable in bankruptcy;

(d)	adversely affect any right of repayment at the option of any holder of any Note;

(e)	change the place or currency of payment of principal of, or any premium or interest on, any Note;

(f)
impair the right to institute suit for the enforcement of any payment on or with respect to any Note on or after the stated maturity thereof (or, in the case of redemption or repayment at the option of the holder, on or after the redemption date or repayment date);

(g)
reduce the percentage of principal amount of outstanding Note of any series, the consent of whose holders is required for modification or amendment of the Senior Indenture, or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults and their consequences; or

(h)
modify certain provisions of the Senior Indenture except to increase the percentage of holders required to consent to amendment or modification thereof or to provide that certain other Senior Indenture provisions cannot be modified or waived without the consent of the holder of each outstanding Note affected thereby.

            The holders of 66 2/3% in principal amount of the outstanding Notes of each series may, on behalf of all holders of Notes of that series, waive, insofar as that series is concerned, compliance by us with certain terms, conditions and provisions of the Senior Indenture. The holders of not less than a majority in principal amount of the outstanding Notes of any series may, on behalf of all holders of Notes of that series, waive any past default under the Senior Indenture with respect to Notes of that series and its consequences, except that a default in the payment of principal or premium, if any, or interest, if any, or in respect of a covenant or provision which under Article XI of the Indenture cannot be modified or amended without the consent of the holder of each outstanding Notes of the affected series.
            The Senior Indenture provides that, in determining whether the holders of the requisite principal amount of the outstanding Notes have given any request, demand, authorization, direction, notice, consent or waiver thereunder or are present at a meeting of holders for quorum purposes, and for making calculations required under Section 313 of the Trust Indenture Act, the principal amount of a discount security that may be counted in making the determination or calculation and that will be deemed to be outstanding will be the amount of principal thereof that would be due and payable as of the time of the determination upon acceleration of the maturity thereof.
Defeasance and Covenant Defeasance
            We may elect:

(a)
to defease and be discharged from our obligations with respect to the Notes or a series of Notes (except the obligations to register the transfer of or exchange such Notes; to replace temporary or mutilated, destroyed, lost or stolen Notes; to maintain an office or agency in respect of such Notes; and to hold moneys for payment in trust) (“defeasance”); or

(b)
to be released from our obligations with respect to the Notes or a series of Notes if our obligations with respect to any other covenant, and any omission to comply with these obligations will not constitute a default or an Event of Default under the Senior Indenture with respect to such Notes (“covenant defeasance”);

in either case by:

•
depositing irrevocably with the trustee as trust funds in trust (i) money in an amount, or (ii) U.S. Government Obligations in an amount which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one business day before the due date of any payment, money in an amount, or (iii) a combination of (i) and (ii) sufficient to pay the principal of and premium, if any, and interest, if any, on such Notes on the dates such installments of interest or principal and premium applicable to such Notes are due; and

•
satisfying certain other conditions precedent specified in the Senior Indenture. This deposit and termination is conditioned among other things upon our delivery of an opinion of legal counsel that the holders of such Notes will have no U.S. federal income tax consequences as a result of the deposit and termination and an officers' certificate that all conditions precedent to the defeasance have been met.

            If we exercise our covenant defeasance option with respect to any series of Notes and those Notes are declared due and payable because of the occurrence of any Event of Default other than with respect to a covenant as to which there has been covenant defeasance as described above, the money and U.S. Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the Notes at their stated maturity but may not be sufficient to pay amounts due on the Notes at the time of acceleration relating to the Event of Default. However, we would remain liable to make payment of the amounts due at the time of acceleration.

Events of Default
The following are Events of Default under the Senior Indenture with respect to a series of Notes:
(a) failure to pay principal on the Notes of that series at maturity;
(b) failure to perform any of our covenants or warranties in the Senior Indenture (other than a covenant or warranty included in the Senior Indenture solely for the benefit of a series of Debt Securities other than such series of Notes) or established in or pursuant to a board resolution or supplemental indenture, as the case may be, pursuant to which the Notes of such series were issued, which failure continues for 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding Notes of that series as provided in the Senior Indenture;
(c) default under any bond, debenture, note, mortgage, indenture, other instrument or other evidence of indebtedness for money borrowed in an aggregate principal amount exceeding $5 million by us or the Bank or our or the Bank's successors (including a default with respect to Debt Securities of another series) under the terms of the instrument or instruments by or under which the indebtedness is evidenced, issued or secured, which default results in the acceleration of the indebtedness, if this acceleration is not rescinded or annulled, or the indebtedness is not discharged, within 10 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding Notes of that series as provided in the Senior Indenture;
(d) certain events in bankruptcy, insolvency or reorganization involving us or any substantial part of our property.
            If an Event of Default with respect to Notes of any series at the time outstanding occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes of that series may declare an amount equal to the public offering price per $1,000 in principal amount of the Notes plus accrued interest from the Issue Date at the rate equal to the Annual Yield for that series, calculated on the basis of a 360-day year consisting of twelve 30-day months, on all such Notes to be due and payable immediately, by a written notice to us (and to the trustee, if given by holders), and upon such a declaration this principal amount (or specified amount) shall become immediately due and payable. At any time after a declaration of acceleration with respect to Notes of any series has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of outstanding Notes of that series may, under certain circumstances, rescind and annul the declaration and its consequences, if all Events of Default have been cured, or if permitted, waived, and all payments due (other than those due as a result of acceleration) have been made or provided for.
            The Senior Indenture provides that, subject to the duty of the trustee during an Event of Default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the Senior Indenture at the request or direction of any of the holders Notes of any series, unless the relevant holders shall have offered to the trustee reasonable indemnity or security against the costs, expenses and liabilities which may be incurred. Subject to certain provisions, the holders of a majority in principal amount of the outstanding Notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the Notes of that series.
           We are required to deliver to the trustee annually an officers' certificate as to whether we are in default in the performance and observance of any of the terms, provisions and conditions of the Senior Indenture. We also are required to deliver written notice to the trustee promptly after any of our officers has knowledge of the occurrence of any event that with the giving of notice or the lapse of time or both would constitute under the Senior Indenture the type of Event of Default described in clause (b) above.

Replacement of Notes
           Upon payment by the holder of expenses that we or the trustee may incur, we may, in our discretion replace any Notes that become mutilated, destroyed, lost or stolen or are apparently destroyed, lost or stolen. The mutilated Notes must be surrendered to the trustee or the paying agent or satisfactory evidence of the destruction, loss or theft of the Notes must be delivered to us, the paying agent and the trustee. At the expense of the holder, an indemnity that is satisfactory to us, the principal paying agent and the trustee may be required before a replacement Note will be issued.
Regarding the Trustee
            Wells Fargo Bank, National Association, the trustee under the Senior Indenture, has a designated corporate trust office at 45 Broadway, 14th Floor, New York, New York 10006. We and our banking subsidiaries maintain banking relationships with the trustee.
Notices
            Any notice required to be given to a holder of a Note that is a registered security will be mailed to the last address of the holder set forth in the applicable security register, and any notice so mailed shall be deemed to have been received by the holder, whether or not the holder actually receives the notice.
Governing Law
            The Notes are governed by and construed in accordance with the laws of the State of New York.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the prospectus supplement.  We and each holder of Notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the Notes for U.S. federal income tax purposes as indebtedness issued by us.  The Notes were issued with original issue discount (“OID”).  A U.S. Holder (as defined in the prospectus supplement) must include OID in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income. U.S. holders should review the discussion set forth in “U.S. Federal Income Tax Considerations-U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes-Original Issue Discount” in the prospectus supplement.  In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss. A non-U.S. holder (as defined below) should review the discussion set forth in “U.S. Federal Income Tax Considerations-Tax Treatment of Non-U.S. Holders” in the prospectus supplement.